UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                                           [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 27, 2015

DATE, TIME, AND PLACE:

March 27, 2015, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”) or (“Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvares e José Manuel Tejón Borrajo - Directors; and Mrs. Viviane Senna Lalli - Independent Director.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

To approve the proposal for declaration of Interim Dividends of the Company.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously of those present and without any restrictions approved pursuant to the article 17, item X, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held in this date, to declare and payment, ad referendum of the General Annual Meeting to be held until April 30, 2016, pursuant to the article 37, item II of the Company’s Bylaws, the Company’s Interim Dividends, based on the profit reported on the balance sheet of February, 2015, in the amount of one hundred and fifty million Reais (R$ 150,000,000.00), corresponding to R$ 18,94736806640 per batch of one thousand (1,000) ordinary shares and R$ 20,84210488190 per batch of one thousand (1,000) preferred shares; and R$ 39,78947294830 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interim Dividends hereby approved will be the ones registered in the Company’s books at the end of March 27, 2015, including. Therefore, as of March 30, 2015 (including), the Company’s shares shall be traded “Ex-Dividends”. The amount of Interim Dividens here approved shall be fully included in the mandatory dividend to be distributed by the Company referring to the fiscal year 2015, and both will be paid as of August 28, 2015, without any compensation of monetary restatement. Finally, the Directors authorized the Executive Board Office to provide the measures necessary to publish the “Notice to Shareholders”, to disclose to the market the action taken herein.

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                                                                           [Free English Translation]

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, March 27, 2015. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvares e José Manuel Tejón Borrajo - Directors; and Mrs. Viviane Senna Lalli - Independent Directors. Mara Regina Lima Alves Garcia – Secretary.

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer